DODGE
&
COX
Investment Managers | San Francisco
Investments include WellPoint and UnitedHealth.
73%
46%
27%
54%
0
50
100
150
200
250
300
1995 2007
Insured through the 10 largest health plans
Insured through other health plans
224 million
253 million
Finding Opportunities in Managed Care
Dodge & Cox Stock Fund
Risks
Increased medical loss ratios from rising competition and costs.
A rise in the uninsured population and a decline in the core commercial insurance business.
Reduced Medicare and Medicaid reimbursement if budget deficits grow.
The political and regulatory environment may become more
difficult.
Source: FactSet
Source: U.S. census, company reports
Opportunities
Valuations are low relative to history and to the market.
Strong balance sheets and free cash flow provide downside
protection.
Significant cost-cutting opportunities, due to recent and potential consolidation.
Well positioned to manage programs focused on:
Medical and pharmacy costs
Consumer-driven health initiatives
Disease management and wellness programs
Valuations Well Below Historical Averages Leading Health Plans Continue to Grow Market Share
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings, which are subject to change at any time without notice. Before investing in any Dodge & Cox fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a
Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-432 |
as of September 30, 2008
S&P 500 Managed Care Companies Price-to-Sales
0
0.2
0.4
0.6
0.8
1
1.2
1.4
1.6
1.8
2
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07
Average: 0.8x

DODGE & COX
Investment Managers | San Francisco
Criteria for Foreign Companies in a “U.S. Portfolio”
Dodge & Cox Stock Fund
Sales are from most recent company reports. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent the Fund’s entire holdings and are subject to change at any time without notice. Past performance does not guarantee future results. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Look for companies that have some of the
following characteristics:
Primary Considerations
Attractive on an absolute valuation basis
Attractive on a relative valuation basis
Secondary Considerations
Multinational operations
Similar business franchise cannot
be found in the U.S.
as of September 30, 2008
08-433  |
Position
Size Company Country of Domicile
U.S. / North
America Sales
3.3% Novartis AG (ADR) Switzerland 46%
3.0% Sanofi-Aventis (ADR) France 34%
2.9% GlaxoSmithKline PLC (ADR) United Kingdom 44%
2.3% Sony Corp. (ADR) Japan 25%
1.7% Panasonic Corp. (ADR) Japan 13%
1.3% Hitachi Ltd. (ADR) Japan 9%
1.0% HSBC Holdings PLC (ADR) United Kingdom 26%
0.9% Royal Dutch Shell PLC (ADR) United Kingdom 25%
0.6% Kyocera Corp. (ADR) Japan 19%
0.6% Aegon N.V. (ADR) Netherlands 42%
0.5% Credit Suisse Group (ADR) Switzerland 37%
0.5% Cemex S.A.B. de C.V. (ADR) Mexico 25%
0.5% Ericsson ADR Sweden 7%
0.2% Koninklijke Philips Electronics N.V. (ADR) Netherlands 25%
0.0% Thomson (ADR) France 39%
19.2%
TOTAL